Exhibit 23.10

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-00000) and related Prospectus of American Midstream Partners, LP for the registration of $300,000,000 of 8.50% Senior Notes due 2021 and to the incorporation by reference therein of our report dated June 29, 2016, with respect to the financial statements of Tri-States NGL Pipeline, L.L.C. as of and for the years ended December 31, 2015 and 2014 included in the Annual Report (Form 10-K) of American Midstream Partners, LP for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

September 19, 2017